.EX-99.1

Change in Representative Directors

1. Summary of the Change

• Before: Lee, Ku-Taek (Chief Executive Officer)

Yoon, Seok-Man (President)

• After: Chung, Joon-Yang (Chief Executive Officer)

Lee, dong-Hee (President)

Choi, Jong-Tae (President)

- Reason: Results of 41st Ordinary General Meeting of Shareholders and Board of Directors Meeting

Date of Change: February 27, 2009